AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

4 January 2002

02015133

02 FEB 13 AM 8: 16

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 January 2002, Re: Acquisition of 3.717 million Affin Holdings Berhad ("Affin") shares by Amsteel Securities (M) Sdn Bhd ("Amsteel Securities"), an 83.78% owned subsidiary of Amsteel, for a cash consideration of RM4.20 million from Lion Corporation Berhad ("LCB") for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

dlw 2/14

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No AA-020103-60971

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Acquisition of 3.717 million Affin Holdings Berhad ("Affin") shares by Amsteel Securities (M) Sdn Bhd ("Amsteel Securities"), an 83.78% owned subsidiary of Amsteel, for a cash consideration of RM4.20 million from Lion Corporation Berhad ("LCB")

* **Contents :-**

1. Introduction

The Board of Directors of Amsteel wishes to announce that on 28 December 2001, Amsteel Securities had acquired a total of 3.717 million Affin shares from LCB by way of a block placement at RM1.13 per Affin share or for a total consideration of RM4.20 million after taking into account the transaction cost of the acquisition ("Acquisition of Affin Shares").

2. Details of the Acquisition of Affin Shares

The Acquisition of Affin Shares was transacted as an off-market deal on 28 December 2001.

The price of RM1.13 per Affin share was transacted on a willing buyer-willing seller basis after taking into consideration the block placement discount of 10% of the one market day weighted average price of Affin shares as at 27 December 2001.

The Affin shares are acquired free from all liens, charges and encumbrances and with all rights attached thereto.

3 Rationale for the Acquisition of Affin Shares

The Acquisition of Affin Shares forms part of the ordinary course of business of Amsteel Securities which includes acquisition of quoted shares for investment purposes. In addition, the Acquisition of Affin Shares has provided an opportunity for Amsteel Securities to acquire the Affin Shares at a 10% discount as compared with acquisition from the open market.

AMSTEEL CORPORATION BERHAD (20667-M)

4 Financial effects of the Acquisition of Affin Shares

4.1 On Share Capital

The Acquisition of Affin Shares does not have any impact on the issued and paid-up capital of Amsteel as there is no new issuance of Amsteel shares involved.

4.2 On Earnings

The Acquisition of Affin Shares is not expected to have a material effect on the earnings of the Amsteel Group for the financial year ending 30 June 2002.

4.3 On Net Tangible Assets

On a proforma basis, based on the audited consolidated balance sheet of Amsteel as at 30 June 2001, the Acquisition of Affin Shares is not expected to have a material impact on the net liabilities of the Amsteel Group.

5 Conditions

The Acquisition of Affin Shares is not subject to any conditions.

6 Directors' Interest

The Acquisition of Affin Shares is deemed to be a related party transaction.

Jen (B) Tan Sri Dato' Zain Hashim and Pee Kang Seng @ Lim Kang Seng are employees of the Company wherein Tan Sri William H.J. Cheng is a major shareholder. Tan Sri William H.J. Cheng is also a major shareholder and Director of LCB. M Chareon Sae Tang @ Tan Whye Aun is also a Director of LCB. As such, Jen (B) Tan Sri Dato' Zain Hashim, Pee Kang Seng @ Lim Kang Seng, Tan Sri William H.J. Cheng and M Chareon Sae Tang @ Tan Whye Aun do not consider themselves to be independent in respect of the Acquisition of Affin Shares.

Save as disclosed above, none of the other Directors has any interest, direct or indirect, in the Acquisition of Affin Shares.

7. Directors' Opinion

The Directors of the Company are of the opinion that the Acquisition of Affin Shares is in the best interest of the Company.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 3 JAN 2002